Exhibit 99.1

Press Release

Your Contact:

Corinne Hoff Aventis Global Media Relations Tel: +33(0)3 88 99 19 16 Corinne.Hoff@aventis.com	Jason Ford Aventis Global Product Communications Tel: +1 908 231 38 50 Jason.Ford@aventis.com

Aventis Receives FDA Approval for Taxotere® in Prostate Cancer

Strasbourg, France, May 21, 2004—Aventis announced that the U.S. Food and Drug Administration (FDA) has approved Taxotere® (docetaxel) Injection Concentrate for use in combination with prednisone as a treatment for men with androgen-independent (hormone-refractory) metastatic prostate cancer.

The FDA approval is based on the final results of a landmark phase III clinical trial that met its primary endpoint of increasing survival in this patient population. The pivotal study, TAX 327, along with an additional study of Taxotere in this patient population, has been selected for presentation at the Plenary Session at the American Society of Clinical Oncology (ASCO) annual meeting on Monday, June 7, in New Orleans, LA. A regulatory submission for Taxotere in prostate cancer is also pending with the European Agency for the Evaluation of Medicinal Products (EMEA).

"This latest approval for Taxotere provides evidence that our drug can positively impact the lives of men around the world with this disease. In addition, this FDA action makes Taxotere the only drug approved for breast, lung and prostate cancer, three of the most prevalent cancers in the world today," said Frank Douglas, MD, PhD, Executive Vice President of Drug Innovation and Approval and a Member of the Board of Management at Aventis.

About Prostate Cancer

Prostate cancer ranks third worldwide in cancer incidence and sixth in cancer mortality among men. In the United States, more than 230,000 American men will be diagnosed with prostate cancer this year, and more than 29,900 will die of the disease.

Current therapy for advanced prostate cancer is hormonal manipulation (i.e., blockage of androgen hormones like testosterone that would otherwise stimulate the growth of prostate cancer cells). However, the effects of this treatment typically last between 24 and 36 months, at which time patients may become refractory to hormonal therapy and be considered candidates for chemotherapy, such as Taxotere.

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About Taxotere

Taxotere is a key growth driver for Aventis and is the foundation of the company's oncology franchise. Taxotere is indicated for treatment of metastatic breast cancer and non-small cell lung cancer, and is being studied extensively in clinical trials for safety and efficacy in head & neck, early-stage breast and gastric cancers. Additional Taxotere submissions to regulatory authorities for gastric cancer are planned for the second half of the year. In 2003, Taxotere generated worldwide sales of over € 1.3 billion.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report—"Document de Référence"—on file with the "Autorité des marchés financiers" in France.

Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release

US Contact
Lisa Kennedy
Aventis U.S. Product Communications
Tel: +1 908 243 6361
lisa.a.kennedy@aventis.com